SO 3/5/03

[redacted]

SECURIT 03012028 ISSION

SEC MAIL PROCESSING
RECEIVED
MAR 03 2003
WASH, D.C. SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-11684

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A.G. Quintal Investment Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2177 Acushnet Avenue
(No. and Street)

New Bedford, (City) MA (State) 02745 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Quintal (508) 995-2611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kane and Kane, Inc. CPA's
(Name – *if individual, state last, first, middle name*)

260 North Main Street (Address) Fall River, (City) MA (State) 02720 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/17

OATH OR AFFIRMATION

I, Mark A. Quintal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.G. Quintal Investment Company, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My Commission expires January 5, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- n/a ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- n/a ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A. G. QUINTAL INVESTMENT COMPANY, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

KANE AND KANE, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Joel S. Kane, CPA PC
Peter D. Kane, CPA PC
Joseph A. Cordeiro, CPA
Alfredo M. Franco, CPA
M. Helena Amaral, CPA
Brian F. Chisholm, CPA

Charles H. Kane (1937-1963)

Mary Ellen Lewis, CPA
Douglas M. Taber, CPA
Anne Marie Rogers, CPA

Board of Directors and Stockholders
A. G. Quintal Investment Company, Inc.
New Bedford, Massachusetts

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of A. G. Quintal Investment Company, Inc. as of December 31, 2002 and the related statement of income and retained earnings and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A. G. Quintal Investment Company, Inc. at December 31, 2002, and the results of its operations and its cash flows, for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements primarily taken as a whole. The supplementary information on pages 10 through 20 relating to the Computation of Net Capital and the Computation of Basic Net Capital Requirement under Rule 15c3-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KANE AND KANE, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Kane and Kane, Inc.

February 14, 2003

260 No. Main Street • Fall River, MA 02720 • Telephone 508.675.7821 • Fax 508.674.4771 • www.kaneandkanecpa.com

A. G. QUINTAL INVESTMENT COMPANY, INC. EXHIBIT A

BALANCE SHEET

DECEMBER 31, 2002

ASSETS			
Current Assets			
Cash and Cash Equivalents		$ 23,147	
Marketable Securities (Note 1)		124,566	
Commissions Receivable		41	
Prepaid Income Taxes		4,475	
Total Current Assets			$ 152,229
Fixed Assets			
	Cost	Accumulated Depreciation	
Office and Computer Equipment	$ 57,247	$ 57,247	
Fixed Assets-net			-0-
Other Assets			
Cash-Restricted		$ 25,000	
Total Other Assets			25,000
TOTAL ASSETS			$ 177,229
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Accounts Payable		$ 699	
Employee Payroll Deductions Payable		564	
Accrued Pension Payable		104	
Total Liabilities-All Current			$ 1,367
Stockholders' Equity			
Common Stock, no par value, 15,000 shares authorized, 1,200 shares issued and outstanding		$ 90,696	
Retained Earnings		85,166	
Total Stockholders' Equity			175,862
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY			$ 177,229

The accompanying notes are an integral part of these financial statements.

A. G. QUINTAL INVESTMENT COMPANY, INC. EXHIBIT B
STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	$ 370,421
Operating and General Expenses (Schedule B-1)	373,390
Net Loss on Operations	$ (2,969)
Other (Income) and Expenses (Schedule B-2)	17,110
Net Loss before Income Taxes	$ (20,079)
Income Taxes (Benefit) (Note 4)	(2,749)
NET LOSS	$ (17,330)
Retained Earnings, Beginning of Year	102,496
RETAINED EARNINGS, END OF YEAR	$ 85,166

The accompanying notes are an integral part of these financial statements.

A. G. QUINTAL INVESTMENT COMPANY, INC.
SUPPLEMENTARY SCHEDULES TO EXHIBIT B
FOR THE YEAR ENDED DECEMBER 31, 2002

Schedule B-1
Operating and General Expenses

Officer Salary	$ 210,000
Office Salaries	41,600
Rent Expense (Note 2)	22,000
Pension Expense (Note 5)	18,984
Insurance Expense	17,024
Payroll Taxes	12,112
Telephone Expense	8,298
Employee Benefits	7,460
Information Usage Fees	7,381
Office Supplies and Expense	6,333
Advertising	5,044
Legal and Accounting Fees	4,606
License and Fees	3,127
Depreciation Expense	2,926
Postage and Printing	2,461
Travel and Entertainment	1,843
Miscellaneous Expense	1,394
Dues and Subscriptions	749
Property Taxes	48
Total Operating and General Expenses	$ 373,390

Schedule B-2
Other (Income) and Expenses

Trading Loss	$ 20,495
Interest Expense	12
Dividend Income	(1,727)
Interest Income	(1,670)
Total Other (Income) and Expenses	$ 17,110

A. G. QUINTAL INVESTMENT COMPANY, INC. EXHIBIT C

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows from Operational Activities		
Cash Received for Services	$ 372,362	
Interest Received	1,670	
Dividends Received	1,727	
Corporate Income Tax Refund	1,632	
		$ 377,391
Less: Cash Paid for Operating Activities	$ 371,236	
Interest Paid	12	
		371,248
Net Cash Provided by Operating Activities		$ 6,143
Cash Flows from Investing Activities		
Purchase of Fixed Assets	$ (2,925)	
Purchase of Securities	(312,272)	
Proceeds from Sale of Securities	317,715	
Net Cash Provided by Investing Activities		2,518
Net Increase in Cash		$ 8,661
Cash at Beginning of Year		14,486
CASH AT END OF YEAR		$ 23,147

A. G. QUINTAL INVESTMENT COMPANY, INC. — EXHIBIT C

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities		
Net Loss		$ (17,330)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities		
Depreciation Expense	$ 2,926	
Net Realized Losses	10,141	
Unrealized Losses	10,354	
Decrease in Commissions Receivable	1,941	
Increase in Prepaid Income Taxes	(1,117)	
Decrease in Accrued Pension Payable	(477)	
Increase in Accounts Payable and Accrued Expenses	274	
Increase in Employee Payroll Deductions Payable	563	
Decrease in Due to Employees	(1,132)	
Total Adjustments		23,473
NET CASH PROVIDED BY OPERATING ACTIVITIES		$ 6,143

A. G. QUINTAL INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 1
Summary of Significant Accounting Policies

Organization

The Company was incorporated in Massachusetts in January, 1989 as a securities broker/dealer servicing the general public.

Basis of Accounting

For financial statement purposes, the Company reports income and expenses on the accrual basis of accounting; that is, income is reflected as earned, not received, and expenses are reflected when incurred, not when paid.

Marketable Securities

As a securities broker/dealer, marketable securities are stated in the financial statements at market value. The resulting difference between cost and market value is included in the statement of income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation computed by use of the straight-line and accelerated cost recovery methods over the estimated useful lives of the assets.

Cash and Cash Equivalents

For purposes of the balance sheet and statement of cash flows, the Company considers all investment instruments purchased with a maturity of three months or less to be cash equivalents.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Concentration of Credit Risk

The Company maintains cash balances at several banks. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000.

Note 2
Related Party Transactions

The Company leases office space on a month-to-month basis from A.G.Q. Realty Trust, a related entity. Rent expense under this arrangement was $22,000 for the year ended December 31, 2002.

A. G. QUINTAL INVESTMENT COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

Note 3
Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum required net capital pursuant to Rule 15c3-1 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2002, the Company had net capital of $158,685 which was $58,685 in excess of its required net capital of $100,000. The Company's net capital ratio was .009 to 1.

Note 4
Income Taxes

Federal and state income tax expense (benefit) consists of the following for the year ended December 31, 2002:

Current	
Federal	$ (3,204)
State	455
Income Tax Benefit	$ (2,749)

Note 5
Pension Plan

The Company maintains a profit sharing plan covering all employees who have completed two years of service, have worked a minimum of 1,000 hours per year, and are at least 21 years old. The plan provides for employer contributions based on a percentage of eligible participants' compensation, as determined annually by the Board of Directors. The financial statements reflect an employer contribution of $18,984 for the year ended December 31, 2002.

FORM X-17A-5

3/90

FOCUS REPORT

OMB No. 3235-0123 (5-31-87)

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER

A. G. QUINTAL INVESTMENT COMPANY, INC. [13]

SEC FILE NO.

8-11684 [14]

FIRM ID. NO.

1303115 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

2177 ACUSHNET AVENUE [20]

(No. and Street)

NEW BEDFORD [21]   MA [22]   02745 [23]

(City)   (State)   (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)

1/1/02 [24]

AND ENDING (MM/DD/YY)

12/31/02 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARK A. QUINTAL, PRESIDENT [30]

(Area Code)—Telephone No.

(508) 995-2611 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

		OFFICIAL USE	
	32		33
	34		35
	36		37
	38		39

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS?   YES [ ] 40   NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

8-00311-5-C   IIA
A.G. QUINTAL INVESTMENT
COMPANY, INC.
MARK A. QUINTAL
2177 ACUSHNET AVE
NEW BEDFORD   MA   02745

[EXE]CUTION:

[The r]egistrant/broker or dealer submitting this Form and its attachments and the person(s) [by wh]om it is executed represent hereby that all information contained therein is true, [corre]ct and complete. It is understood that all required items, statements, and schedules [are c]onsidered integral parts of this Form and that the submission of any amendment [repre]sents that all unamended items, statements and schedules remain true, correct and [comp]lete as previously submitted.

Dated the ______________ day of ______________ 19______

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION—Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

Kane and Kane, Inc. CPA's [70]

ADDRESS Number and Street	City	State	Zip Code
260 North Main St.,	Fall River,	MA	02720
[71]	[72]	[73]	[74]

Check One

- (X) Certified Public Accountant [75]
- ( ) Public Accountant [76]
- ( ) Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

1/76

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc. N 3 [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/02 [99]
SEC FILE NO. 8-11684 [98]
Consolidated [198]
Unconsolidated X [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 23,041	200			$ 23,041	750
2. Receivables from brokers or dealers:						
A. Clearance account	41	295				
B. Other	25,000	300	$	550	25,041	810
3. Receivables from non-customers		355		600		830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities		418				
B. Debt securities		419				
C. Options		420				
D. Other securities	118,466	424				
E. Spot commodities		430			118,466	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440	6,100	610	6,100	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes: market value of collateral:		470		640		890
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490		680		920
11. Other assets	4,475	535	106	735	4,581	930
12. TOTAL ASSETS	$ 171,023	540	$ 6,206	740	$ 177,229	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc. as of 12/31/02

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255]	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	[1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	1,367 [1205]	[1385]	1,367 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211]	[1390]	[1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders $ [970]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [980]			
B. Securities borrowings, at market value: from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements:		[1420]	[1730]
1. from outsiders $ [1000]			
2. Includes equity subordination (15c3-1 (d)) of .... $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 1,367 [1230]	$ [1450]	$ 1,367 [1760]

Ownership Equity

		Total
21. Sole proprietorship		$ [1770]
22. Partnership (limited partners	$ [1020])	[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock		90,696 [1792]
C. Additional paid-in capital		[1793]
D. Retained earnings		85,166 [1794]
E. Total		175,862 [1795]
F. Less capital stock in treasury		( ) [1796]
24. TOTAL OWNERSHIP EQUITY		$ 175,862 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY		$ 177,229 [1810]

OMIT PENNIES

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc. as of 12/31/02

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	175,862	3480
2. Deduct ownership equity not allowable for Net Capital			(	)	3490
3. Total ownership equity qualified for Net Capital				175,862	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	175,862	3530
6. Deductions and/or charges:					
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)	$ 6,206	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610	(	6,206)	3620
7. Other additions and/or allowable credits (List)					3630
8. Net capital before haircuts on securities positions			$	169,656	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities	9,203	3734			
D. Undue Concentration		3650			
E. Other (List)		3736	(	9,203)	3740
10. Net Capital			$	160,453	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc. as of 12/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 91	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000	3760
14.	Excess net capital (line 10 less 13)	$ 60,453	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$ 160,316	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 1,367	3790
17.	Add:				
	A. Drafts for immediate credit	$	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 1,367	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 1.%	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 0	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

3/83

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc.

For the period (MMDDYY) from 1/1/02 [3932] to 12/31/02 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$	178,800	3935
b. Commissions on listed option transactions			3938
c. All other securities commissions		19,315	3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading		(20,495)	3949
c. Total gain (loss)		(20,495)	3950
3. Gains or losses on firm securities investment accounts			3952
4. Profit (loss) from underwriting and selling groups			3955
5. Revenue from sale of investment company shares		172,306	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services			3975
8. Other revenue		3,397	3995
9. Total revenue	$	353,323	4030

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers		$	246,575	4120
11. Other employee compensation and benefits			17,137	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			3,127	4195
15. Other expenses			107,018	4100
16. Total expenses		$	373,857	4200

NET INCOME

17. Net Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	(20,534)	4210
18. Provision for Federal income taxes (for parent only)			(3,204)	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4238			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	(17,330)	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	N/A	4211

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc.

For the period (MMDDYY) from 1/1/02 to 12/31/02

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 193,192	424
A. Net income (loss)			(17,330)	425
B. Additions (Includes non-conforming capital of	$	4262)		426
C. Deductions (Includes non-conforming capital of	$	4272)		427
2. Balance, end of period (From item 1800)			$ 175,862	429

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$ 0	4330

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER A.G. Quintal Investment Company, Inc. as of 12/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained	X	4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing Securities [4335]	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695

TOTAL $ N/A [4699]

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

KANE AND KANE, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

Joel S. Kane, CPA PC
Peter D. Kane, CPA PC
Joseph A. Cordeiro, CPA
Alfredo M. Franco, CPA
M. Helena Amaral, CPA
Brian F. Chisholm, CPA

Charles H. Kane (1937-1963)

Mary Ellen Lewis, CPA
Douglas M. Taber, CPA
Anne Marie Rogers, CPA

Board of Directors and Stockholders
A.G. Quintal Investment Company, Inc.
New Bedford, Massachusetts

In planning and performing our audit of the financial statements of A.G. Quintal Investment Company, Inc. for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by A.G. Quintal Investment Company, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e) (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

260 No. Main Street • Fall River, MA 02720 • Telephone 508.675.7821 • Fax 508.674.4771 • www.kaneandkanecpa.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

KANE AND KANE, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Kane and Kane, Inc.

February 14, 2003